November 7, 2024

Matthew Roden, Ph.D.
Chief Executive Officer
Aktis Oncology, Inc.
17 Drydock Avenue, Suite 17-401
Boston, MA 02210

       Re: Aktis Oncology, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 11, 2024
           CIK No. 0002035832
Dear Matthew Roden Ph.D.:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus summary
Overview, page 1

1. We note your statement that you are a "clinical-stage" oncology company. However, disclosure on pages 2 and 133 indicates that you have yet to file an IND for your lead product candidate with the FDA. Please reconcile your disclosure or advise.
2. Please revise the second paragraph of your Overview section to reflect your disclosure elsewhere in the prospectus indicating that your platform represents a novel approach to radiation therapy which could create significant and unpredictable challenges.
3. Please revise your registration statement to remove all statements indicating that your product candidates are safe or have demonstrated efficacy. Examples of statements indicating your product candidates are safe or have demonstrated efficacy include, but
 November 7, 2024
Page 2

       are not limited to, the following:
           "Our miniproteins have demonstrated the ability to effectively bind to tumor targets..." (pages 1 and 132)
           "Our platform has enabled us to engineer potent...radioconjugates..." (page 3)
           "Enhanced safety...profile (page 4)
           "[225Ac]Ac-AKY-1189 has demonstrated potent anticancer activity..." (page 6)
           "Our product candidates have demonstrated high selectivity for their tumor targets using a well-established cell-surface array assay." (page 135) Conclusions as to the safety and efficacy are within the sole authority of the FDA and
       comparable foreign regulators. You may present the objective data observed in your preclinical studies without drawing conclusions regarding such data.
4. Please remove the references here and elsewhere to your miniprotein radioconjugate programs potentially being "first-in-class" as this is speculative in light of your current development status.
5. To the extent that actinium-225 does not form a part of a currently approved oncology therapy, please remove your references here and throughout to its "efficacy." Please similarly revise your references to the "efficacy" of alpha-emitting radioconjugates to the extent that the product candidates being referenced are not approved therapies.
       You may summarize the results of clinical trials without concluding as to efficacy.
6. Please remove your reference to the estimated peak sales of Padcev as Padcev's estimated peak sales do not appear to be currently material to your business.
7. We note your statements here related to the "clinical validation" and "commercialization" of certain approved therapeutic candidates. Please revise here to
       state, if true, that your product candidates have not yet been tested in clinical trials and will require FDA approval before commercialization. Please also clarify, if true, that both Pluvicto and Lutathera are beta-emitting therapies and that even if one or more of your product candidates receives marketing approval, there is no guarantee they will achieve similar sales to Pluvicto or other approved radiopharmaceutical therapies.

       To the extent that Pluvicto is a beta-emitting therapy and given that your lead product candidate appears to be an alpha-emitting therapy, please tell us why it is appropriate for you to reference Pluvicto's sales, rather than Xofigo's.
8. Please revise your discussion of the beneficial characteristics of miniproteins here and elsewhere to clarify, if true, that none of these characteristics have been observed in a clinical trial.
9. Please revise your disclosure discussing your "wholly-owned" product candidates to clarify that you do not own any issued patents relating to the active pharmaceutical ingredient, 225Ac, in your [225Ac]Ac-AKY-1189 candidate.
10. Please revise your Summary, where appropriate, to briefly explain the concepts of conjugation and chelation.
Our pipeline, page 5

11. Please revise your pipeline table to provide no more than two columns for the
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Page 3

       preclinical stage of development. Please also separate the Phase 2/3 column into two distinct columns.
Our strategy, page 7

12. Please remove your reference here and on page 138 to "rapidly" advancing [225Ac]Ac-AKY-1189 development.
Our team, page 7

13. Please limit the disclosure of specific investors both here and on page 138 to those identified in your Principal Stockholders table on page 213. For example, we note that Bristol Myers Squibb, Eli Lilly, Merck and Novartis do not appear in this table.
Risk Factors
Our third-party manufacturers and clinical reagent suppliers may be subject to damage..., page 57

14. Please revise to disclose the name of the "China-domiciled company" that you have engaged to manufacture certain miniprotein variants. Please also discuss any steps you have taken to mitigate potential risks related to this third-party manufacturer, such as evaluating potential replacement contract manufacturing organizations in the United
       States or European Union.
Certain of our technology licensed from third parties..., page 71

15. Please revise this risk factor to identify which of your product candidates and/or technologies could become subject to march-in rights.
Business
Expanding the potential of radiopharmaceuticals, page 139

16. To the extent that your comparisons of 177Lu Pluvicto to 225Ac Pluvicto are not based on head-to-head clinical trials, please remove them.
Our solution: [225Ac]Ac-AKY-1189, page 145

17. Please tell us if your study comparing [225Ac]Ac-AKY-1189 to Padcev was conducted as a head-to-head study. If the study was not conducted head-to-head,
       please remove all comparisons to Padcev. Alternatively, please advise.
18. Please revise your statement claiming your [225Ac]Ac-AKY-1189 candidate had
       "more potent anticancer activity" than Padcev, as it improperly implies this candidate is both effective and comparable to a product that is already approved
       for commercial sale.
Investigator-initiated clinical imaging assessment , page 150

19. Please disclose if any adverse events were observed in connection with the investigator-initiated clinical imaging assessment of AKY-1189. In your revisions, please also specify the types and quantity of any serious adverse events
       observed, if applicable.
 November 7, 2024
Page 4
Our clinical development strategy, page 152

20. Please revise to briefly explain what a "BOIN design" is in the context of the dose escalation phase of your planned clinical trial of [225Ac]Ac-AKY-1189. License and collaboration agreements
Institute for Protein Innovation License Agreement, page 156

21. Please revise to clarify whether any of your product candidates are subject to the IPI
       Agreement.
Eli Lilly and Company License, Research and Collaboration Agreement, page 158

22. We note your disclosure here stating that Eli Lilly will be required to pay you tiered royalties of up to "low-double digits" upon the commercialization of therapeutic or diagnostic products pursuant to your collaboration agreement. Please revise to limit this royalty range to ten percentage points.
Signatures, page II-6

23. Please revise to identify the individuals signing in the capacities of your principal financial officer, principal accounting officer or controller. Refer to instruction 1 to
       Signature on Form S-1.
General

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Seo Salimi, Esq.